As Filed with the Securities and Exchange Commission on November 16, 1999

     Post-Effective Amendment No. 2 to Registration Statement No. 333-64605*
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         Post-Effective Amendment No. 2*
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                         APPLIED DIGITAL SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)
            MISSOURI                   3661                        43-1641533
(State or other jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

             ------------------------------------------------------
            Garrett A. Sullivan              Copies of all correspondence to:
       400 Royal Palm Way, Suite 410              Denis P. McCusker, Esq.
         Palm Beach, Florida 33480                    Bryan Cave LLP
               (561) 366-4800                    One Metropolitan Square
 (Name, address,  including zip code,             211 North Broadway,
    and telephone number,                       Suite  3600  St.  Louis,
including  area  code,  of agent for  service)    Missouri 63102-2750
                                                    (314) 259-2000

     Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                               [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]

     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [ ]

     The Registrant hereby amends this Post-Effective Amendment on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Post-Effective Amendment shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*    As  the   Registrant  is  once  again   eligible  to  use  Form  S-3,  this
     Post-Effective Amendment No. 2 on Form S-3 is being filed to convert Post-Effective Amendment No. 1 on Form S-1 to Registration Statement No. 333-64605 (filed 9/29/98 on Form S-3) into a Registration Statement on Form S-3.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the amendment to registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------

                                [OBJECT OMITTED]
                 Subject to completion, Dated November 16, 1999

                                1,105,708 Shares
                                [GRAPHIC OMITTED]
                                  Common Stock
                               __________________

     This prospectus relates to 1,105,708 shares of our Common Stock, par value $.001 per share, which have previously been registered for offering and sale. These shares are to be issued from time to time upon exchange or redemption of Class A exchangeable shares and Class B exchangeable shares of ACT-GFX Canada, Inc., an Ontario corporation ("ACT-GFX"), which is one of our Canadian subsidiaries. The Class A and Class B exchangeable shares (the "Exchangeable Shares") were issued by ACT-GFX in connection with ACT-GFX's acquisition of certain of the issued and outstanding shares in the capital of Ground Effects Ltd., an Ontario corporation ("Ground Effects"), and certain debt owed by Ground Effects. As a result, Ground Effects became a subsidiary of ACT-GFX. More information about the shares is under "Description of Capital Stock."

     The registration statement relating to these shares was originally filed with the SEC on Form S-3. Since certain financial information which we were required to file with a report on Form 8-K was filed late during 1998, we were temporarily ineligible to use Form S-3 for the offering of these shares, and we amended the prospectus to include the more detailed information required in a registration statement on Form S-1. However, we have since become eligible to use Form S-3 again and accordingly, we have revised the prospectus as set forth herein to reflect the information required to be set forth in or incorporated into a registration statement on Form S-3.

     This prospectus also relates to the resale from time to time of the Common Stock after shares of Common Stock have been issued in exchange for the Exchangeable Shares. After such issuance the Common Stock may be sold in one or more transactions (which may include "block transactions") on the NASDAQ Stock Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sales, at prices related to such prevailing market prices or at negotiated prices.

     Our shares are listed on the NASDAQ Stock Market under the symbol "ADSX." On November 15, 1999, the last reported sale price of our Common Stock was $2 11/16 or $2.6875 per share. See "Price Range of Common Stock."

     We will not receive any proceeds from the sale of our Common Stock and we will bear all the expenses incurred in connection with registering this offering of Common Stock.

     The selling shareholders may sell the shares of Common Stock directly or through underwriters, dealers or agents. They may also pledge some of the shares of Common Stock. This prospectus also relates to any sale of shares of Common Stock that might take place following any foreclosure of such a pledge. More information about the way the selling shareholders may distribute the Common Stock is under the heading "Plan of Distribution."

     See the information under the heading "Risk Factors" starting on page 4, which describes certain factors you should consider before purchasing the Common Stock.

     Our principal office is at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480, and our telephone number is (561) 366-4800.

                           __________________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                           __________________________

              The date of this prospectus is [_____________], 1999.

                                TABLE OF CONTENTS


Where You Can Find More Information............................................2
Incorporation Of Certain Documents By Reference................................3
Risk Factors...................................................................4
Our Business...................................................................9
Use of Proceeds...............................................................11
Description Of Capital Stock..................................................11
Price Range of Common Stock...................................................12
Plan Of Distribution..........................................................13
Canadian Tax Considerations...................................................15
United States Federal Tax Considerations......................................19
Legal Opinion.................................................................22
Experts.......................................................................22



                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus constitutes a part of our Post-Effective Amendment No. 2 on Form S-3 which has been filed by us with the Securities and Exchange Commission to convert our Post-Effective Amendment No. 1 on Form S-1 to Registration Statement No. 333-64605 (filed 9/29/98) into a registration statement on Form S-3. This prospectus does not contain all of the information set forth in the registration statement or the exhibits thereto. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits certain information contained or incorporated by reference in the registration statement. Our description in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. For those contracts, agreements or other documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the documents or subject matter involved. For further information, reference is hereby made to the registration statement and exhibits thereto.

     On September 14, 1999, our subsidiary Intellesale.com, Inc. filed a registration statement with the Securities and Exchange Commission in connection with its proposed initial public offering. In addition to Intellesale.com selling primary shares, we expect to sell shares of Intellesale.com stock as a selling shareholder. Although the registration statement has been filed with the Securities and Exchange Commission, it has not yet become effective, and no assurances can be given that such offering will be completed.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statements or other information that we file at the Securities and Exchange Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating charge. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of its public reference rooms in other cities. The Securities and Exchange Commission also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our Common Stock appear on the Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring you to other documents that we have filed separately with the Securities and Exchange Commission. You should consider the incorporated information as if we had reproduced it in this prospectus, except for any information directly superseded by information contained in this prospectus.

     We incorporate by reference into this prospectus, the following documents, which contain important information about us and our business and financial results:

          1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

          2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

          3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

          4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

          5. Our Current Report on Form 8-K/A dated June 8, 1998 (filed with the Securities and Exchange Commission on March 11, 1999);

          6. Our Current Report on Form 8-K dated May 25, 1999 (filed with the Securities and Exchange Commission on June 2, 1999, and as amended on Form 8-K/A filed with the Securities and Exchange Commission on October 5,
     1999);

          7. Our Current Report on Form 8-K dated June 4, 1999 (filed with the Securities and Exchange Commission on June 11, 1999, and as amended on Form 8-K/A filed with the Securities and Exchange Commission on August 12,
     1999);

          8. Our Current Report on Form 8-K dated September 14, 1999 (filed with the Securities and Exchange Commission September 14, 1999); and

          9. Our Registration Statement on Form 8-A filed on May 5, 1995, registering our Common Stock under Section 12 (g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering shall hereby be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. You should consider any statement contained in this prospectus (or in a document incorporated or deemed to be incorporated into this prospectus) to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded will no longer constitute a part of this prospectus, except as so modified or superseded.

     WE WILL PROVIDE YOU WITH COPIES OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS (OTHER THAN EXHIBITS ATTACHED TO THOSE DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN), WITHOUT CHARGE. PLEASE DIRECT YOUR WRITTEN OR ORAL REQUEST TO APPLIED DIGITAL SOLUTIONS, INC., 400 ROYAL PALM WAY, SUITE 410, PALM BEACH, FLORIDA 33480; ATTENTION: KAY LANGSFORD, CORPORATE CONTROLLER (TELEPHONE: (561) 366-4800).

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATOIN OR TO MAKE ANY REPRESENTATION, CONCERNING THIS OFFERING EXCEPT THE INFORMATION AND REPRESENTATIONS WHICH ARE CONTAINED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF ANYONE GIVES OR MAKES ANY OTHER INFORMATION OR REPRESENTATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH AN OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT INTERPRET THE DELIVERY OF THIS
PROSPECTUS OR ANY SALE MADE HEREUNDER AS AN INDICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD ALSO BE AWARE THAT THE INFORMATION IN THIS PROSPECTUS MAY CHANGE AFTER THIS DATE.

                                  RISK FACTORS

     You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be less or our financial condition to be less favorable than we expect. You should read this section together with the other information in or incorporated by reference into this prospectus.

Forward-Looking Statements and Associated Risk

     This prospectus, including the information incorporated herein by reference, contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information involves risks and uncertainties and may be affected by many factors, some of which are beyond our control. These factors include:

     o   our growth strategies,

     o   anticipated trends in our business and demographics,

     o our ability to successfully integrate the business operations of recently acquired companies, and

     o   regulatory, competitive or other economic influences.

Taxability of the Exchange

     The exchange of Exchangeable Shares for shares of our Common Stock is generally a taxable event in Canada and the United States. A holder's tax consequences can vary depending on a number of factors, including the residency of the holder, the method of the exchange (redemption or exchange) and the length of time that the Exchangeable Shares were held prior to exchange. See "Canadian Tax Considerations" and "United States Federal Tax Considerations."

Differences in Canada and U.S. Trading Markets

     The Exchangeable Shares will not be listed on any stock exchange in Canada or the United States. We have agreed that our shares of Common Stock issuable from time to time in exchange for the Exchangeable Shares will be listed on the NASDAQ Stock Market. There is no current intention to list our Common Stock on any other stock exchange in Canada or the United States. As a result of the foregoing, we believe that the market price of the Exchangeable Shares will reflect essentially the equivalent value of our Common Stock on the NASDAQ Stock Market. However, if a market for the Exchangeable Shares should develop, there can be no assurances that the market price of the Exchangeable Shares would correspond to that of our Common Stock.

Foreign Property

     The Exchangeable Shares and our Common Stock will be foreign property under the Income Tax Act (Canada), as amended (the "Canadian Tax Act"), for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons. See "Canadian Tax Considerations."

Uncertainty of Future Financial Results

     While we have been profitable for the last three fiscal years, future financial results are uncertain. There can be no assurance that we will continue to be operated in a profitable manner. Profitability depends upon many factors, including the success of our various marketing programs, the maintenance or reduction of expense levels and our ability to successfully coordinate the efforts of the different segments of our business.

Future Sales of and Market for the Shares

     As of November 15, 1999, there were 47,708,661 shares of Common Stock outstanding. In addition, 696,759 shares of Common Stock are reserved for issuance in exchange for the Exchangeable Shares of ACT-GFX referred to herein and in exchange for certain exchangeable shares issued by TigerTel Services Limited (formerly, Commstar Ltd.), one of our Canadian subsidiaries. Since January 1, 1999, we have issued an aggregate of 12,153,575 shares of Common Stock, of which 5,928,220 shares of Common Stock were issued as earnout payments in acquisitions, 2,648,381 shares were issued in exchange for such exchangeable shares, 121,465 shares were issued to acquire a minority interest, 3,390,843 shares of Common Stock were issued for acquisitions (including "price protection" shares), and 64,666 shares of Common Stock were issued for services rendered, including services under employment agreements and employee bonuses.

     Although we previously announced that we intend to limit the use of stock in future acquisitions, and to focus on cash transactions, we have effected, and may continue to effect, acquisitions or contract for certain services through the issuance of Common Stock or our other equity securities, as we have typically done in the past. In addition, we have agreed to certain "price protection" provisions in acquisition agreements which may result in additional shares of common stock being issued to selling shareholders as of the effective date of the registration of the shares such selling shareholder previously received as consideration from us. Such issuances of additional securities may be dilutive of the value of the Common Stock in certain circumstances and may have an adverse impact on the market price of the Common Stock.

Competition

     Each segment of our business is highly competitive, and we expect that competitive pressures will continue. Many of our competitors have far greater financial, technological, marketing, personnel and other resources than us. The areas which we have identified for continued growth and expansion are also target market segments for some of the largest and most strongly capitalized companies in the United States, Canada and Europe. There can be no assurance that we will have the financial, technical, marketing and other resources required to compete successfully in this environment in the future.

Risks Associated with Acquisitions and Expansion

     We have engaged in a continuing program of acquisitions of other businesses which are considered to be complementary to our lines of business, and we anticipate that such acquisitions will continue to occur. Our total assets were approximately $240 million as of September 30, 1999 and $124 million, $61 million, $33 million and $4 million as of December 31, 1998, 1997, 1996 and 1995, respectively. Net operating revenue was approximately $232 million for the nine months ended September 30, 1999 and approximately $207 million, $103 million, $20 million and $2 million for the years ended December 31, 1998, 1997, 1996 and 1995, respectively. Managing these dramatic changes in the scope of our business will present ongoing challenges to management, and there can be no assurance that our operations as currently structured, or as affected by future acquisitions, will be successful.

     We may require substantial additional capital, and there can be no assurance as to the availability of such capital when needed, nor as to the terms on which such capital might be made available to us.

     It is our policy to retain existing management of acquired companies, under the overall supervision of our senior management. The success of the operations of these subsidiaries will depend, to a great extent, on the continued efforts of the management of the acquired companies.

     We have entered into earnout arrangements with selling shareholders under which they are entitled to additional consideration for their interests in the companies they sold to us. Under these agreements, assuming that all earnouts are achieved, and assuming certain levels of profitability in the future, we are contingently liable for additional consideration amounting to approximately $4.5 million based on achieved 1999 results, approximately $8.3 million based on achieved 2000 results, approximately $10.9 million based on achieved 2001 results, and approximately $2 million based on each of 2002 and 2004 achieved results.

     We have entered into put options with the selling shareholders of those companies in which we acquired less than a 100% interest. These options provide for us to acquire the remaining portion we do not own after periods ranging from 4 to 5 years from the dates of acquisition at amounts per share generally equal to 10% - 20% of the average annual earnings per share of the company before income taxes for, generally, a two-year period ending on the effective date of the put multiplied by a multiple ranging from 4 to 5. The requirements are recorded as changes in minority interest based upon current operating results.

Dependence on Key Individuals

     Our future success is highly dependent upon our ability to attract and retain qualified key employees. We are organized with a small senior management team, with each of our separate operations under the day-to-day control of local managers. If we were to lose the services of any members of our central management team, our overall operations could be adversely affected, and the operations of any of our individual facilities could be adversely affected if the services of the local managers should be unavailable. We have entered into employment contracts with our key officers and employees and certain subsidiaries. The agreements are for periods of one to ten years through June 2009. Some of the employment contracts also call for bonus arrangements based on earnings.

Lack of Dividends on Common Stock; Issuance of Preferred Stock

     We do not have a history of paying dividends on our Common Stock, and there can be no assurance that such dividends will be paid in the foreseeable future. Under the terms of our term and revolving credit agreement, we may declare and pay cash dividends of up to $150,000 in any calendar year. We intend to use any earnings which may be generated to finance the growth of our businesses. The Board of Directors has the right to authorize the issuance of preferred stock, without further shareholder approval, the holders of which may have preferences over the holders of the Common Stock as to payment of dividends.

Possible Volatility of Stock Price

     Our Common Stock is quoted on the NASDAQ Stock Market(R), which stock market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of our Common Stock without regard to our operating performance. In addition, we believe that factors such as the significant changes to our business resulting from continued acquisitions and expansions, quarterly fluctuations in our financial results or cash flows, shortfalls in earnings or sales below analyst expectations, changes in the performance of other companies in our same market sectors and the performance of the overall economy and the financial markets could cause the price of our Common Stock to fluctuate substantially. During the 12 months preceding the date of this prospectus, the price per share of our Common Stock has ranged from a high of $5 1/2 to a low of $1 5/8.

Termination Payments

     Our employment agreements with three of our executive officers include "change of control" provisions, under which the employees may terminate their employment within one year after a change of control, and be entitled to receive specified severance payments and/or continued compensation payments for 60 months. Also, the agreements for both Richard Sullivan and Garrett Sullivan provide for certain "triggering events" which include a change in control, the termination of Richard Sullivan's employment other than for cause, or if Richard Sullivan ceases to hold his current positions with us for any reason other than a material breach of the terms of his employment agreement. In that case, we would be obligated to pay, in cash and/or in stock, $12.1 million and $3.5 million, respectively, to Richard Sullivan and to Garrett Sullivan, in addition to certain other compensation.

     Our obligations to make the payments described in this section could adversely affect our financial condition or could discourage other parties from entering into transactions with us which might be treated as a change in control or triggering event for purposes of these agreements.

Year 2000 Compliance

     Background. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Millennium Bug" or "Year 2000 problem."

     Assessment. The Year 2000 problem could affect computers, software and other equipment used, operated, or maintained by us. Accordingly, we are reviewing our internal computers, software, applications and related equipment and our systems other than information technology systems to ensure that they will be Year 2000 compliant. We believe that our Year 2000 plan will be completed in all material respects prior to the anticipated Year 2000 failure dates. We spent approximately $.2 million in 1998 on our Year 2000 compliance plan and estimate an additional $.5 million will be spent in 1999, most of which relates to new equipment. There can be no assurance however, that the total costs will be limited to this amount.

     Software Sold to Consumers. We are in the process of identifying all potential Year 2000 problems with any of the software products we develop and market. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting our software products will be identified or corrected due to the complexity of these products. In addition, these products interact with other third party vendor products and operate on computer systems which are not under our control. For non-compliant products, we are providing recommendations as to how an organization may address possible Year 2000 issues regarding that product. Software updates are available for most, but not all, known issues. Such information is the most currently available concerning the behavior of our products and is provided "as is" without warranty of any kind. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware and hardware could likely lead to lawsuits against us. The outcome of any such lawsuits and the impact on us are not estimable at this time.

     Internal Infrastructure. We believe that our major computers, software applications and related equipment used in connection with our internal operations are not subject to significant Year 2000 problems, because the computer programs used by us are primarily off-the-shelf, recently developed programs from third-party vendors. We are in the process of obtaining assurances from such vendors as to the Year 2000 compliance of their products. Most vendors are reluctant to provide written assurances and, although some vendors may make verbal assurances of Year 2000 compliance, there can be no certainty that the systems utilized by us will not be affected. We have assessed all 40 of our operating locations and have determined that 29 of the 40 locations are Year 2000 compliant. Of the remaining 11 locations, 7 are in the process of upgrading or replacing their current systems and 4 are replacing their systems. All internal infrastructure systems and equipment are expected to be Year 2000 compliant prior to the anticipated Year 2000 failure dates.

     Systems Other than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, and other common devices may be affected by the Year 2000 problem. We have assessed all 40 of our operating locations and have determined that 38 of the 40 locations are Year 2000 compliant. The remaining 2 locations are in the process of upgrading or replacing the current systems. All non-information technology systems and equipment are expected to be Year 2000 compliant prior to the anticipated Year 2000 failure dates.

     Suppliers. We have initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by us to identify and, to the extent possible, to resolve issues involving the Year 2000 problem. However, we have limited or no control over the actions of these third party suppliers. Thus, while we expect that we will be able to resolve any significant Year 2000 problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 problems with these systems before the occurrence of a material disruption to our business or any of our customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     Internet. As more of our business is conducted over the internet, it is possible that we experience dispersed, intermittent telecommunications problems experienced by local internet service providers and their users throughout the country and world, preventing those customers from being able to access our Website. This could be combined with, or result from, intermittent power problems which could cause similar problems with accessing the Website. Additionally, many customers may be using older systems which may not be Year 2000 compliant, and this would prevent them from accessing our Website. Under this scenario, we would continue operations, but our Website would be inaccessible to the individuals or groups affected by these problems. If our credit card processors are not Year 2000 compliant, we will not be able to process credit card sales. If our vendors are not Year 2000 compliant, we will not be able to obtain products from our vendors or our vendors may not be able to ship products sold to our customers. In the event of this worst case scenario, we could lose significant revenues from customers unable to purchase from the site, be unable to ensure delivery of products to customers, incur expenses to repair our systems, face interruptions in the work of our employees, lose advertising revenue and suffer damage to our reputation.

     Contingency Plans. At certain subsidiaries, where we feel it is necessary, we are preparing contingency plans relating specifically to identified Year 2000 risks and developing cost estimates relating to these plans. Contingency plans may include stockpiling raw and packaging materials, increasing inventory levels, securing alternate sources of supply and other appropriate measures. We anticipate completion of the Year 2000 contingency plans prior to the anticipated Year 2000 failure dates. Once developed, Year 2000 contingency plans and related cost estimates will be tested in certain respects and continually refined as additional information becomes available.

     Most Likely Consequences of Year 2000 Problems. We expect to identify and resolve all Year 2000 problems that could materially adversely affect our business operations and cash flows. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, management expects that we may suffer the following consequences:

     A. A significant number of operational inconveniences and inefficiencies for us and our clients that may divert management's time and attention and financial and human resources from its ordinary business activities; and

     B. A lesser number of serious system failures that may require significant efforts by us or our customers to prevent or alleviate material business disruptions.

     Based on the activities described above, we do not believe that the Year 2000 problem will have a material adverse effect on our business, results of operations or cash flows. The estimate of the potential impact on our financial position, overall results of operations or cash flows for the Year 2000 problem could change in the future. The discussion of our efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

                                  OUR BUSINESS

General

     We are a full service communications company that provides a wide range of products and services to the wireless, telecommunications and digital data industry. Our goal is to be a single source communications provider that businesses can turn to for integrated communications systems. To achieve this goal, we intend to take advantage of the communication industry's move from analog to digital and from wireline to wireless systems. Our services include the construction and installation of communications infrastructure, the installation of local and wide area networks and the development of specialized software for business applications. We also provide traditional telecommunications services such as long distance toll service, one-number dialing and call centers. We currently operate in the United States, Canada and the United Kingdom.

     The majority of our current operations are the result of acquisitions completed during the last five years. Our net operating revenues were $207.1 million, $103.2 million, $19.9 million, $2.3 million and $0.3 million respectively, in 1998, 1997, 1996, 1995 and 1994. Since 1994 we have completed 39 acquisitions. Management analyzes each acquisition opportunity using criteria including profitability over a two to three year period, the strength of its balance sheet, the strength of its customer base and the experience of its management team. Going forward, we intend to make acquisitions that fit within one of our five primary operating divisions. Since January 1, 1999, we have completed six acquisitions, and effected four dispositions.

Business Divisions

     Prior to March 1999, our business was organized into three, and then eventually, four business groups, or industry segments: the Services and
Solutions Group (formerly the Retail Group), the Computer Group, the Manufacturing Group and the International Group. Each operating business was conducted through a separate subsidiary company directed by its own management team, and each subsidiary company had its own marketing and operations support personnel. Each management team originally reported to our President, who was responsible for overall corporate control and coordination, as well as financial planning. Later, a Group Vice President was added and the management teams reported to the Group Vice President, who ultimately reported to our President. The Chairman was responsible for our overall business and strategic planning.

     In March 1999, we announced a corporate reorganization at which time we named five new divisions as outlined below. Each division is managed by a division president who reports to the Senior Vice President who in turn reports to the President. Each division either has in place or is in the process of hiring a vice president of marketing and a financial controller. We believe we will attain increased operating efficiencies through this reorganization and believe this structure will facilitate the cross marketing of our products and services.

     Our primary businesses, other than Intellesale.com (formerly Inteletek, Inc.) and the Non-Core Business Group, are now organized into five business divisions:

o Telecommunications - offers a wide range of communications services including interconnect and computer telephony integration, flat rate extended calling area service for commercial and residential accounts, commercial long distance toll service, toll free service, call centers, one number dialing, voice messaging and commercial long distance calling cards.

o Network Infrastructure - provides personal computer network infrastructure for the development of local and wide area networks as well as site analysis, configuration proposals, training and customer support services.

o    Internet  -  is  focused  on  developing   electronic  commerce  sites  for
     businesses and providing internet access services to customers of our other divisions.

o Communications Infrastructure - provides specialty communications contracting services. It is involved in the fabrication, installation, and maintenance of microwave, cellular and digital personal communication services (PCS) towers and the construction and installation of fiber optic, voice/data communications and switchgear systems. The division also provides complete installation, service and maintenance of power distribution systems such as lighting, standby power, alarms, security, video systems, voice/data, network infrastructure and the installation of fiber optics within customer premises. The Communications Infrastructure division has secured contracts and provided services for national accounts such as Sprint, AT&T Wireless, GTE, MCI WorldCom, Wiltel and Pacific Bell. As of October 1, 1999, four of the six companies in this division were sold.

o Application Technology - provides software applications for data acquisition, asset management and decision support systems and develops programs for portable data collection equipment, including wireless hand-held devices. Its Flex Connect System links corporate systems to laptops, PDA's, handheld terminals and other mobile devices via wireless or wireline connections. It is also involved in the design, manufacture and support of satellite communication technology including satellite modems, data broadcast receivers and wireless global positioning systems for commercial and military applications. In addition, the division develops and markets peripheral enhancement software that creates a user-friendly environment for sending faxes, email and scanning, copying and managing documents on a desktop computer with a multi-function peripheral device. Integration of these capabilities into a single multifunction program is particularly advantageous to users in small offices, home offices and small workgroup environments.

     As of December 31, 1998, 1997 and 1996, revenues from these divisions together accounted for 57.0%, 48.8% and 70.1%, respectively, of our total revenues.

Intellesale.com

     Intellesale.com, Inc. (formerly Inteletek, Inc.) provides leasing, re-marketing, parts-on-demand and consulting services for mainframe, midrange and PC systems to industrial, commercial and retail organizations. It utilizes e-commerce and traditional distribution channels to market its products.
Intellesale is also a parts supplier and purchases electronic components and other scrap for de-manufacturing and reclamation of precious materials, steel, aluminum and copper.

     As of December 31, 1998, 1997 and 1996, revenues from Intellesale accounted for 29.4%, 38.2% and 10.0%, respectively, of our total revenues.

     On September 14, 1999, our subsidiary, Intellesale.com, Inc. filed a registration statement with the Securities and Exchange Commission in connection with its proposed initial public offering. In addition to Intellesale.com selling primary shares, we expect to sell shares of Intellesale.com stock as a selling shareholder. Although the registration statement has been filed with the Securities and Exchange Commission, it has not yet become effective, and no assurances can be given that such offering will be completed.

The Non-Core Business Group

     This group is comprised of four individually managed companies whose businesses are as follows:

o Gavin-Graham Electrical Products is a custom manufacturer of electrical products, specializing in digital and analog panelboards, switchboards, motor controls and general control panels. The company also provides custom manufacturing processes such as shearing, punching, forming, welding, grinding, painting and assembly of various component structures.

o Ground Effects, Ltd., based in Windsor, Canada, is a certified manufacturer and tier one supplier of standard and specialized vehicle accessory products to the automotive industry. The company exports over 80% of the products it produces to the United States, Mexico, South America, the Far East and the Middle East.

o    Hopper  Manufacturing Co., Inc.  remanufactures and distributes  automotive
     parts.  This  primarily  includes  alternators,   starters,   water  pumps,
     distributors and smog pumps.

o Innovative Vacuum Solutions, Inc. designs, installs and re-manufactures vacuum systems used in industry.

     Cra-Tek Company and C.T. Specialist, Inc., formerly part of this group, are now part of our Communications Infrastructure division.

     As of December 31, 1998, 1997 and 1996, revenues from this business group accounted for 13.6%, 13.0% and 19.3%, respectively, of our total revenues.

     We announced our intention to divest, in the ordinary course of business, these non-core businesses at such time and on such terms as the board of directors determines advisable. There can be no assurance that we will divest of any or all of these businesses or as to the terms of any divestiture transaction.

                                 USE OF PROCEEDS

     Because shares of our Common Stock will be issued upon exchange or redemption of the Exchangeable Shares, we will receive no net cash proceeds upon issuance.

                          DESCRIPTION OF CAPITAL STOCK

     Our Amended and Restated Articles of Incorporation authorize the issuance of up to 80,000,000 shares of our Common Stock and up to 5,000,000 shares of preferred stock (the "Preferred Stock"). The Preferred Stock may be issued from time to time and on such terms as are specified by our Board of Directors, without further authorization from our shareholders.

     As of November 15, 1999, there were 47,708,661 shares of our Common Stock outstanding. In addition, 696,759 shares of Common Stock are reserved for issuance in exchange for the Exchangeable Shares of ACT-GFX referred to herein and in exchange for certain exchangeable shares issued by TigerTel Services Limited, one of our Canadian subsidiaries.

     As of November 15, 1999, (a) there were issued and outstanding warrants to purchase 2,160,000 shares of our Common Stock at a weighted average exercise price of $3.56 per share, and (b) options held by our employees to purchase 13,013,229 shares of our Common Stock at a weighted average exercise price of $2.87 per share. All of the warrants are currently exercisable. Of the outstanding options, 6,180,700 are now exercisable at a weighted average exercise price of $3.68 per share, and the rest become exercisable at various times over the next three years.

     Rights of Holders of Our Common Stock

     Subject to the prior rights of any shares of preferred stock that may from time to time be outstanding, holders of our Common Stock are entitled to share ratably in such dividends as may be lawfully declared by the Board of Directors and paid by us and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets available for distribution. We are prohibited from declaring or paying dividends on the Common Stock unless ACT-GFX is able to, and simultaneously does, declare or pay an equivalent dividend on the Exchangeable Shares referred to herein and unless our subsidiary, TigerTel Services Limited is able to, and simultaneously does, declare or pay an equivalent dividend on the exchangeable shares issued by TigerTel. In the event of our liquidation, dissolution or winding up, each outstanding Exchangeable Share (other than Exchangeable Shares held by us or one of our single wholly-owned subsidiaries) will be purchased by us in exchange for our Common Stock as described below under "Plan of Distribution - Procedures for Issuance of Common Stock - Our Liquidation."

     The Common Stock is entitled to one vote per share held of record on each matter submitted to a vote of shareholders. Except as otherwise provided by law or our Articles of Incorporation, the Common Stock and the Special Preferred Share referred to below will vote together as a single class in the election of directors and on all matters submitted to a vote of our shareholders. Holders of our Common Stock have no preemptive rights to purchase any of our securities or cumulative voting rights. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. We are not prohibited by our Articles of Incorporation from repurchasing shares of our Common Stock. Any such repurchases would be subject to any limitations on the amount available for such purpose under applicable corporate law, any applicable restrictions under the terms of any outstanding preferred stock or indebtedness and, in the case of market purchases, such restrictions on the timing, manner and amount of such purchases as might apply in the circumstances under applicable securities laws.

     The transfer agent, registrar and dividend disbursing agent for our Common Stock is Florida Atlantic Stock Transfer, Inc.

Special Voting Preferred Stock

     Our Board of Directors authorized the issuance of a single share of Special Voting Preferred Stock (the "Special Preferred Share"), to Montreal Trust
Company of Canada (the "Voting Trustee") under a Voting and Exchange Trust Agreement (the "Voting and Exchange Trust Agreement") which was entered into among us, ACT-GFX, Drummer Enterprises Ltd., Morstar Holdings Ltd., Scozul Enterprises Ltd. and the Voting Trustee. Except as otherwise required by law or our Articles of Incorporation, the Special Preferred Share will be entitled to a number of votes equal to the number of outstanding Exchangeable Shares not owned by us or certain of our subsidiaries, and may be voted in the election of directors and on all other matters submitted to a vote of our shareholders. The holders of our Common Stock and the Voting Trustee, as holder of the Special Preferred Share, will vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable law or our Articles of Incorporation. The Voting Trustee will exercise such voting rights in respect of the Special Preferred Share on behalf of the holders of the Exchangeable Shares, as provided in the Voting and Exchange Trust Agreement. The Voting Trustee will not be entitled to receive any dividends or to participate in any distribution of assets to our shareholders. When all Exchangeable Shares have been exchanged or redeemed for shares of our Common Stock, the Special Preferred Share will be cancelled.

                           PRICE RANGE OF COMMON STOCK

     Our Common Stock trades on the NASDAQ Stock Market(R) under the symbol "ADSX." The following table sets forth the high and low sale prices of the Common Stock as reported by the NASDAQ for each of the quarters since the beginning of 1997.

                                                          High            Low
     1997
      First Quarter............................          5 7/8           4
      Second Quarter...........................          4 3/8           2 5/8
      Third Quarter ...........................          8 3/4           2 13/16
      Fourth Quarter ..........................          9 3/4           3 25/32
     1998
      First Quarter............................          5 1/2           4 1/32
      Second Quarter...........................          4 7/8           3 1/8
      Third Quarter ...........................          3 1/2           1 9/16
      Fourth Quarter ..........................          5 1/2           1 17/32
     1999
      First Quarter............................          4 3/16          2
      Second Quarter...........................          3 1/2           2
      Third Quarter............................          3 3/8           1 11/16
      Fourth Quarter (through November 15, 1999)         2 3/4           1 5/8

Holders

     As of October 31, 1999, there were 1,228 holders of record of our Common Stock.

                              PLAN OF DISTRIBUTION

The Reorganization

     Pursuant to the Reorganization Agreement, effective as of June 30, 1998 (the "Effective Date"), among us, ACT-GFX, Drummer Enterprises Ltd., an Ontario corporation ("Drummer"), Morstar Holdings Ltd., a Manitoba corporation ("Morstar"), Scozul Enterprises Ltd., an Ontario corporation ("Scozul"), James
D. Scott and Ground Effects, certain of the issued and outstanding shares in the capital of Ground Effects and certain debt owed by Ground Effects were acquired by ACT-GFX for a purchase price which was satisfied by the issuance of Class A Exchangeable Shares of ACT-GFX and Class B Exchangeable Shares of ACT-GFX (the Class A and Class B Exchangeable Shares of ACT-GFX are referred to as the "Exchangeable Shares"), and as a result, Ground Effects became a subsidiary of ACT-GFX. The Exchangeable Shares are further exchangeable into or redeemable for shares of our Common Stock as described below. Holders of the Exchangeable Shares will have economic and voting rights which are, as nearly as possible, equivalent to those of holders of our Common Stock.

Exchangeable Shares

     The Exchangeable Shares were issued in consideration for certain of the issued and outstanding shares in the capital of Ground Effects and certain debt owed by Ground Effects. Thereafter, the Exchangeable Shares may be exchanged for an equivalent number of shares of our Common Stock as described below. No broker, dealer or underwriter has been engaged in connection with the offering of our Common Stock covered hereby.

     The specific terms under which our Common Stock may be issued in exchange for or on redemption of the Exchangeable Shares are set forth in the Exchangeable Share provisions attached to ACT-GFX's Articles of Incorporation, a certain call agreement entered into among us, ACT-GFX, Drummer, Morstar, Scozul and James D. Scott (the "Call Agreement") and in the Voting and Exchange Trust Agreement. The Exchangeable Share provisions, the Call Agreement and the Voting and Exchange Trust Agreement are included as exhibits to the Registration
Statement of which this Prospectus constitutes a part, and the following description is qualified in its entirety by reference to the Exchangeable Share provisions, the Call Agreement and the Voting and Exchange Trust Agreement.

Procedures for Issuance of Our Common Stock

     Upon any exchange or redemption of Exchangeable Shares referred to below (whether by ACT-GFX or us), the holders will receive an equivalent number of shares of our Common Stock, plus an amount, if any, equal to all declared and unpaid dividends on the Exchangeable Shares. If only a part of the Exchangeable Shares represented by any certificate is redeemed or exchanged, a new certificate for the balance of such Exchangeable Shares will be issued to the holder at ACT-GFX's expense.

     In lieu of any redemption of Exchangeable Shares referred to below, we may elect to purchase such Exchangeable Shares. Our Common Stock (and additional payment, if any, representing declared and unpaid dividends on the Exchangeable Shares) to be received by the holders of the Exchangeable Shares will be unaffected by such election.

     Upon any exchange or redemption of Exchangeable Shares, the holder must surrender the Exchangeable Share certificates representing such shares, duly endorsed in blank and accompanied by such instruments of transfer as we or ACT-GFX may reasonably require.

     Election by Holders to Exchange Exchangeable Shares. At any time on or prior to the Automatic Redemption Date (as defined below), holders of the Exchangeable Shares may retract (i.e., require ACT-GFX to redeem) any or all of their Exchangeable Shares, by presenting the certificates representing the shares at the office of ACT-GFX together with a duly executed statement (the "Retraction Request") specifying the number of Exchangeable Shares the holder wishes to retract and such other documents and instruments as may be required to effect the retraction of the Exchangeable Shares. The retraction will become effective at the close of business on the sixth business day after the request is received by ACT-GFX (the "Retraction Date"). The retraction price for such Exchangeable Shares is to be satisfied by the issuance of our Common Stock.

     The Retraction Request shall be substantially in the form attached to this Prospectus as Exhibit A or in such other form as may be acceptable to us or ACT-GFX for the Exchangeable Shares in their sole discretion.

     Redemption of Exchangeable Shares. ACT-GFX is required to redeem the Exchangeable Shares (by exchanging our Common Stock as described above) as follows:

     (a) with respect to the Class A Exchangeable Shares:

         (i)   on June 30, 2005; or

         (ii) on a date specified by ACT-GFX if less than 5% of the Class A Exchangeable Shares originally issued remain outstanding (as such number may be adjusted as a result of subdivision, consolidation, stock dividend or other events); and

     (b) with respect to the Class B Exchangeable Shares:

         (i)   on June 30, 2005; or

         (ii) on a date specified by ACT-GFX if less than 5% of the Class B Exchangeable Shares originally issued remain outstanding (as such number may be adjusted as a result of subdivision, consolidation, stock dividend or other events).

     The earlier of either date to occur with respect to each class of Exchangeable Shares is referred to as the "Automatic Redemption Date."

     Liquidation of ACT-GFX. In the event of the liquidation, dissolution or winding up of ACT-GFX or any other proposed distribution of the assets of ACT-GFX among its shareholders for the purpose of winding up its affairs, (a) holders of the Class B Exchangeable Shares will be entitled to our Common Stock in exchange for their Class B Exchangeable Shares as described above before any distribution to the holders of the Class A Exchangeable Shares, the common shares or any other shares of ACT-GFX ranking junior to the Class B Exchangeable Shares; and (b) holders of the Class A Exchangeable Shares will be entitled to our Common Stock in exchange for their Class A Exchangeable Shares as described above before any distribution to the holders of the common shares or any other shares of ACT-GFX ranking junior to the Class A Exchangeable Shares. Upon the bankruptcy or insolvency of ACT-GFX, the Voting Trustee under the Voting and Exchange Trust Agreement may require us to purchase the Exchangeable Shares in exchange for our Common Stock as described above.

     Our Liquidation. If any of the following occur, we will be required to purchase the Exchangeable Shares in exchange for our Common Stock as described above: (a) any determination by our Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to us or to effect any other distribution of our assets among our shareholders for the purpose of winding up our affairs or (b) receipt by us of notice of, or our otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceeding with respect to our involuntary liquidation, dissolution or winding up or to effect any other distribution of our assets among our shareholders for the purpose of winding up our affairs.

     Resales of Our Common Stock After Issuance. After the issuance of shares of our Common Stock in exchange for Exchangeable Shares, shares of our Common Stock may be sold in one or more transactions (which may include "block" transactions) on the NASDAQ Stock Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling shareholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchaser(s) of the shares of our Common Stock for whom they may act as agent or to whom they may sell as principals, or both. The selling shareholders may also pledge certain of the shares of our Common Stock from time to time, and this prospectus also relates to any sale of shares of our Common Stock that might take place following any foreclosure of such a pledge. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of the shares of our Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

     We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the resale of any of the shares will be borne by the selling shareholders.

                           CANADIAN TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to ACT-GFX shareholders, who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), hold their Exchangeable Shares and will hold our Common Stock as capital property and deal at arm's length with us and ACT-GFX and represents the opinion of our Canadian counsel, Cassels Brock & Blackwell, as to certain material Canadian federal income tax consequences thereof. This summary does not apply to a holder with respect to whom we are a foreign affiliate within the meaning of the Canadian Tax Act.

     Certain provisions of the Canadian Tax Act (the "mark-to-market" rules) relating to financial institutions (including certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing) will deem such financial institutions not to hold their Exchangeable Shares and our Common Stock as capital property for purposes of the Canadian Tax Act. This summary does not apply to financial institutions to whom the mark-to-market rules apply. Shareholders that are financial institutions should consult their own tax advisors to determine the tax consequences to them of the application of the mark-to-market rules. In addition, all shareholders should consult their own tax advisors as to whether, as a matter of fact, they hold their Exchangeable Shares and will hold our Common Stock as capital property for purposes of the Canadian Tax Act.

     This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") and counsel's understanding of the current administrative practices of Canada Customs and Revenue Agency ("Revenue Canada"). This summary takes into account the amendments to the Canadian Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all.

     Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

     WHILE THIS SUMMARY IS INTENDED TO ADDRESS ALL PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, IT IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. THEREFORE, SUCH HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES. NO ADVANCE INCOME TAX RULING HAS BEEN OBTAINED FROM REVENUE CANADA TO CONFIRM THE CONSEQUENCES OF ANY OF THE TRANSACTIONS DESCRIBED HEREIN.

     For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Stock, including dividends, adjusted cost base and proceeds of disposition must be determined in Canadian dollars.

     In computing a shareholder's  liability for tax under the Canadian Tax Act,
(a) any cash amount received by the shareholder in U.S. dollars must be converted into the product obtained by multiplying the U.S. dollar amount by the noon spot exchange rate on such date for U.S. dollars expressed in Canadian dollars as reported by the Bank of Canada and (b) the amount of any non-cash consideration received by the shareholder must be expressed in Canadian dollars, generally determined at the time such consideration is received.

Shareholders Resident in Canada

     The  following   portion  of  the  summary  is  applicable  to  holders  of
Exchangeable Shares who, for purposes of the Canadian Tax Act, are resident or deemed to be resident in Canada.

Dividends

     In the case of a shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

     The Exchangeable Shares will be "taxable preferred shares", "term preferred shares" and "short-term preferred shares" for purposes of the Canadian Tax Act. Accordingly, ACT-GFX will be subject to a 66 2/3% tax under Part VI.1 of the Canadian Tax Act on dividends paid or deemed to be paid on the Exchangeable Shares. In certain circumstances, ACT-GFX will be entitled to a deduction under
Part I of the  Canadian  Tax Act which will  substantially  offset the impact of
Part VI.1 tax. Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the 10% tax under Part IV.1 of the Canadian Tax Act applicable to certain corporations.

     If we or any person with whom we do not deal at arm's length is a "specified financial institution" under the Canadian Tax Act at a point in time that a dividend is paid or deemed to be paid on an Exchangeable Share, then, dividends received or deemed to be received by a shareholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under Part I of the Canadian Tax Act. Such dividend will not be subject to tax under Part IV of the Canadian Tax Act. A corporation will generally be a specified financial institution for these purposes if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, and corporations controlled by or related to such entities.

     Subject  to  the  foregoing,  in  the  case  of  a  shareholder  that  is a corporation, other than a "specified financial institution" as defined in the Canadian Tax Act, dividends received or deemed to be received on the Exchangeable Shares will normally be deductible in computing its taxable income.

     In the case of a shareholder that is a specified financial institution and in addition to the foregoing requirements, such a dividend will be deductible in computing its taxable income only if either:

     (a) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution; or

     (b) at the time of the receipt or deemed receipt of the dividend by the specified financial institution, the Exchangeable Shares on which the dividend has been paid are listed on a prescribed stock exchange in Canada and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (or is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding Exchangeable Shares on which the dividend has been paid. ACT-GFX does not expect to list the Exchangeable Shares on a prescribed stock exchange in Canada.

     A shareholder that is a "private corporation" (as defined in the Canadian Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the shareholder's taxable income.

Redemption or Exchange of Exchangeable Shares

     On the redemption (including a retraction) of an Exchangeable Share by ACT-GFX, the holder of an Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at the time of the redemption of our Common Stock received by the shareholder from ACT-GFX on the redemption plus the amount, if any, of all accrued but unpaid dividends on the Exchangeable Share) exceeds the paid-up capital, at that time, of the Exchangeable Share so redeemed. The amount of any such deemed dividend will be subject to the tax treatment accorded to dividends described above. On the redemption, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share, but the amount of such deemed dividend will be excluded in computing the shareholder's proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition of the Exchangeable Share. In the case of a shareholder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend under certain rules contained in the Canadian Tax Act.

     On the exchange of an Exchangeable Share by the holder thereof with us for a share of our Common Stock, including pursuant to the retraction call right, the holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value of a share of our Common Stock at the time of exchange plus the amount of all accrued but unpaid dividends on the Exchangeable Share received by the holder as part of the exchange consideration.

     Three-quarters of any such capital gain (the "taxable capital gain") will be included in the shareholder's income for the year of disposition. Three-quarters of any capital loss so realized (the "allowable capital loss") may be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the shareholder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.

     If the holder of an Exchangeable Share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of an Exchangeable Share may be reduced by the amount of dividends received or deemed to have been received by it on such share or on the Ground Effects common shares or Ground Effects Class B preference shares previously owned by such holder, to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares.

     The cost base of a share of our Common Stock received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of a share of our Common Stock at the time of such event.

     Due to the existence of the retraction call right, a holder exercising the right of retraction in respect of an Exchangeable Share cannot control whether such holder will receive a share of our Common Stock by way of redemption of the Exchangeable Share by ACT-GFX or by way of purchase of the Exchangeable Share by us. As described above, the Canadian federal income tax consequences of a redemption differ from those of a purchase.

     Dividends on Our Common Stock. Dividends received on our Common Stock will be included in the recipient's income for the purposes of the Canadian Tax Act. Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A corporation which is a shareholder will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. United States non-resident withholding tax on such dividends will be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Tax Act.

     Disposition of Our Common Stock. A disposition or deemed disposition of a share of our Common Stock by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the holder of our Common Stock. See above under "Redemption or Exchange of Exchangeable Shares" for a discussion of the treatment of capital gains.

     A shareholder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on dividends from Exchangeable Shares or shares of our Common Stock that are not deductible in computing taxable income and on taxable capital gains.

Eligibility for Investment

     Qualified Investments. Provided our Common Stock is listed on a prescribed stock exchange (which currently includes the Nasdaq Stock Market), such securities will be qualified investments under the Canadian Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (collectively, "Tax Deferred Plans"). The voting rights and exchange rights will not be qualified investments under the Canadian Tax Act. However, we are of the view that the fair market value of these rights is nominal. The Exchangeable Shares will not be qualified investments for Tax Deferred Plans.

     Where at the end of any month a Tax Deferred Plan holds property that is not a qualified investment, a penalty tax is imposed by Part XI.1 of the Canadian Tax Act.

     Foreign Property. Our Common Stock and the Exchangeable Shares will be foreign property under the Canadian Tax Act as will the voting rights and exchange rights.

     A penalty tax is imposed by Part XI of the Canadian Tax Act if the cost amount of a taxpayer's investment in foreign property exceeds the statutory limit.

     Foreign Property Information Reporting. A holder of our Common Stock who is a "specified Canadian entity" (as defined in the Canadian Tax Act) and whose cost amount for such shares at any time in a year or fiscal period exceeds Canadian $100,000 will be required to file an information return in respect of such shares disclosing the holder's cost amount, any dividends received in the year and any gains or losses realized in the year in respect of such shares. A specified Canadian entity means a taxpayer resident in Canada in the year, other than a corporation or a trust exempt from tax under Part I of the Canadian Tax Act, a non-resident-owned investment corporation, a mutual fund corporation, a mutual fund trust and certain other trusts and partnerships.

Shareholders Not Resident in Canada

     The following portion of the summary is applicable to holders of the Exchangeable Shares who, for purposes of the Canadian Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time while they have held the Exchangeable Shares or will hold shares of our Common Stock and in the case of a non-resident of Canada who carries on an insurance business in Canada and elsewhere, the shares are not effectively connected with its Canadian insurance business.

     The Exchangeable Shares will be "taxable Canadian property" (as defined in the Canadian Tax Act) to non-resident shareholders.

     Generally, our Common Stock will not be taxable Canadian property to a non-resident holder, provided that such shares are listed on a prescribed stock exchange (which currently includes the Nasdaq Stock Market) and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within five years preceding the date in question. A capital gain realized on an exchange (including on a redemption or a retraction) of an Exchangeable Share and a capital gain realized on a disposition of our Common Stock which constitutes taxable Canadian property to a shareholder will be taxable as discussed above, for shareholders resident in Canada, unless relief is available under an applicable tax convention, such as the Tax Treaty. Such holders should consult their own tax advisors to determine the tax consequences in their own situation.

     Unless the non-resident holder complies with the procedures contained in Division D of Part I of the Canadian Tax Act relating to the payment of tax, we or ACT-GFX, as the case may be, will be required to withhold a portion of our Common Stock otherwise payable to the holder.

     Dividends paid or deemed to be paid on the Exchangeable Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For example, under the Tax Treaty, the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner and who is resident in the United States for purposes of the Tax Treaty.

     A holder whose Exchangeable Shares are redeemed (either under ACT-GFX's redemption right or pursuant to the holder's retraction rights) will be deemed to receive a dividend as described above, for shareholders resident in Canada, which deemed dividend will be subject to withholding tax as described in the preceding paragraph. ACT-GFX will satisfy its withholding and remittance obligations on behalf of the holder by disposing of our Common Stock otherwise payable to the holder.

                    United States Federal Tax Considerations

     The following is a summary of the principal United States federal income tax considerations generally applicable to a United States Holder (as defined below) of Exchangeable Shares arising from and relating to the receipt and ownership of our Common Stock to be issued in exchange for the Exchangeable Shares and represents the opinion of our United States counsel, Bryan Cave LLP, as to certain material federal income tax consequences thereof.

     This summary is limited to United States Holders who hold Exchangeable Shares as capital assets. As used herein, a United States Holder is a holder of Exchangeable Shares who is a "United States person," including: (a) an individual who is a citizen or resident of the United States for federal income tax purposes, (b) a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision thereof, (c) an estate, the income of which is subject to United States federal income taxation regardless of source, or (d) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust. This summary does not address all aspects of United States federal income taxation that may be applicable to particular United States Holders subject to special provisions of United States federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, persons having a "functional currency" other than the United States dollar, United States Holders who hold Exchangeable Shares as part of a straddle, wash sale, hedging or conversion transaction (other than by virtue of their participation in an exchange of Exchangeable Shares for our Common Stock as contemplated herein) and United States Holders who acquired their Exchangeable Shares through the exercise of employee stock options or otherwise as compensation for services.

     This summary is based on United States federal income tax law in effect as of the date of this Prospectus. No statutory, judicial or administrative authority exists that directly addresses certain of the United States federal income tax consequences of the ownership of instruments comparable to the Exchangeable Shares. Consequently, some aspects of the United States federal income tax treatment of the exchange of Exchangeable Shares for shares of our Common Stock are not certain. No advance income tax ruling has been sought or obtained from the United States Internal Revenue Service (the "IRS") regarding the tax consequences of the transactions described herein.

     This summary does not address aspects of United States taxation other than United States federal income taxation under the United States Internal Revenue Code of 1986, as amended (the "U.S. Code"), nor does it address all aspects of United States federal income taxation that may be applicable to a particular
United States Holder in light of the United States Holder's particular circumstances. In addition, this summary does not address the United States Holder's state or local tax consequences or the foreign tax consequences of the receipt and ownership of our Common Stock.

     UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE RECEIPT AND OWNERSHIP OF OUR COMMON STOCK.

     Exchange of Exchangeable Shares. A United States Holder that exercises such Holder's right to exchange its Exchangeable Shares for shares of our Common Stock generally, subject to the discussion below, should recognize gain or loss on such exchange, assuming such exchange does not constitute a reorganization.

     Such gain or loss will be equal to the difference between the fair market value of the shares of our Common Stock at the time of the exchange and the United States Holder's tax basis in the Exchangeable Shares surrendered. The gain or loss generally will be capital gain or loss, except that, with respect to any declared but unpaid dividends on the Exchangeable Shares, ordinary income may be recognized. Noncorporate taxpayers generally are taxed at a maximum rate of 20 percent on net capital gains attributable to gains realized on the sale of property held for more than one year. A United States Holder generally, subject to the discussion below, will have a tax basis in the shares of our Common Stock received equal to the fair market value of such shares at the time of the exchange. The holding period for such shares generally, subject to the discussion below, will begin on the day after the exchange. The IRS could assert, however, that the Exchangeable Shares and certain of the rights associated therewith constitute "offsetting positions" for purposes of the straddle rules set forth in Section 1092 of the U.S. Code. In such case, the holding period of the Exchangeable Shares would not increase while held by a United States Holder.

     It is also possible that the exchange of Exchangeable Shares for shares of our Common Stock could be treated as a tax-free exchange if the Exchangeable Shares were treated as our stock for United States federal income tax purposes. Given the lack of authority on the treatment of shares having features and attendant rights similar to the Exchangeable Shares, it is uncertain whether the Exchangeable Shares will be treated as shares of our Common Stock for this purpose. Even if the Exchangeable Shares are not treated as shares of our Common Stock, an exchange of Exchangeable Shares for our Common Stock that otherwise would be taxable may be characterized as a tax-free exchange depending upon facts and circumstances existing at the time of the exchange, which cannot be accurately predicted as of the date hereof.

     If the exchange of Exchangeable Shares for our Common Stock did qualify as a tax-free exchange, a United States Holder would not recognize gain or loss. The United States Holder's tax basis in the shares of our Common Stock received would be equal to such Holder's tax basis in the Exchangeable Shares exchanged therefor. The holding period of the shares of our Common Stock received by such United States Holder would include the holding period of the Exchangeable Shares exchanged therefor.

     For United States federal income tax purposes, gain realized on the exchange of Exchangeable Shares for shares of our Common Stock generally will be treated as United States source gain, except that, under the terms of the Tax Treaty, such gain may be treated as sourced in Canada. Any Canadian tax imposed on the exchange may be available as a credit against United States federal income taxes, subject to applicable limitations. A United States Holder, in lieu of taking a foreign tax credit with respect to any Canadian tax paid, may be entitled to a deduction in computing such United States Holder's taxable income.

     Passive Foreign Investment Company Considerations. ACT-GFX may be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes for any taxable year if either (a) 75 percent or more of its gross income was passive income (as defined for United States federal income tax purposes) or (b) on average for such taxable year, 50 percent or more of its assets (as determined in accordance with Section 1297(f) of the U.S. Code) produced or were held for the production of passive income. For purposes of applying the foregoing tests, ACT-GFX is deemed to receive its pro rata share of income and to own its pro rata share of the assets of any corporation in which ACT-GFX owns 25 percent or more of the stock measured by value.

     There can be no assurance with respect to the classification of ACT-GFX as a PFIC. Currently, we and ACT-GFX intend to endeavor to cause ACT-GFX to avoid PFIC status in the future, although there can be no assurance that they will be able to do so or that their intent will not change. For each year, ACT-GFX will endeavor to notify United States Holders of Exchangeable Shares if it believes that ACT-GFX was a PFIC for that taxable year.

     If ACT-GFX were to be classified as a PFIC, the consequences to a United States Holder will depend in part on whether the United States Holder has made a "Mark-to-Market Election" or a "QEF Election" with respect to ACT-GFX. If ACT-GFX is a PFIC during a United States Holder's holding period and the United States Holder does not make a Mark-to-Market Election or a QEF Election, the United States Holder generally will be required to pay a special United States tax, in lieu of the United States tax that would otherwise apply, if such United States Holder (a) realizes a gain upon the sale or exchange of Exchangeable Shares or (b) receives an "excess distribution" from ACT-GFX on the Exchangeable Shares. If a United States Holder makes a Mark-to-Market Election or a QEF Election, it generally will be required to include amounts in income, based upon ACT-GFX's income or the value of the Exchangeable Shares, even if ACT-GFX does not make actual distributions to Holders of Exchangeable Shares.

     The foregoing summary of the possible application of the PFIC rules to ACT-GFX and the United States Holders of Exchangeable Shares is only a summary of certain material aspects of those rules. Because the United States federal income tax consequences to United States Holders under the PFIC provisions are significant and complex, United States Holders are urged to discuss those consequences with their tax advisors.

Shareholders Not Resident in or Citizens of the United States.

     The following summary is applicable to holders of Exchangeable Shares or of our Common Stock that are not United States Holders ("non-United States Holders"). Subject to the discussion below, a non-United States Holder generally will not be subject to United States federal income tax on gain (if any) recognized on the exchange of the Exchangeable Shares for our Common Stock or on the sale or exchange of shares of our Common Stock, unless (a) such gain is attributable to an office or fixed place of business and is effectively connected with a trade or business of the non-United States Holder in the United States or, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder in the United States, (b) the non-United States Holder is an individual who holds the Exchangeable Shares or our Common Stock, as the case may be, as capital assets and is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied, or (c) the non-United States Holder is subject to tax pursuant to the U.S. Code provisions applicable to certain United States expatriates. If an individual non-United States Holder falls under clause
(a) or (c) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual non-United States Holder falls under clause (b) above, he or she will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by United States source capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Dividends received by a non-United States Holder with respect to our Common Stock that are not effectively connected with the conduct by such Holder of a trade or business in the United States generally will be subject to United States withholding tax at a rate of 30 percent, which rate may be reduced by an applicable income tax treaty in effect between the United States and the non-United States Holder's country of residence (currently 15 percent, generally, on dividends paid to residents of Canada under the Tax Treaty).

     Under current United States Treasury Regulations, dividends paid to an address in a country outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and under the current interpretation of United States Treasury Regulations, for purposes of determining the applicability of a tax treaty rate (the "address rule"). Thus, non-United States Holders who receive dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. Under recently issued Treasury Regulations scheduled to take effect January 1, 2001 (the "Final Regulations"), the address rule will no longer apply, and a non-United States Holder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. The Final Regulations also provide special rules regarding whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-United States Holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity.

     United States Real Property Holding Corporation. The discussion of the United States taxation of non-United States Holders assumes that we are at no time a United States real property holding corporation within the meaning of
Section 897(c) of the U.S. Code. Under present law, we would not be a United States real property holding corporation so long as (a) the fair market value of its United States real property interests is less than (b) 50 percent of the sum of the fair market value of its United States real property interests, its interests in real property located outside the United States, plus its other assets that are used or held for use in a trade or business. We believe that we are not a United States real property holding corporation and do not expect to become such a corporation.

     Federal Estate Tax. Our Common Stock (or our previously triggered obligation or that of any of our subsidiaries to deliver our Common Stock along with unpaid dividends) held by a non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

     We must report annually to the IRS and to each holder the amount of dividends paid to such holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty or other applicable agreements.

     Backup withholding generally is imposed at the rate of 31% on payments to persons that fail to furnish the necessary identifying information to the payor. Backup withholding generally will not apply to dividends paid before January 1, 2001, to a non-United States Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. In the case of dividends paid after December 31, 2000, the Final Regulations provide that non-United States Holders generally will be subject to withholding tax at a 31% rate unless the non-United States Holder certifies his non United States status.

     The payment of proceeds of a sale of our Common Stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless the non-United States Holder provides the payor with his name and address and certifies to non United States status or the non-United States Holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of proceeds of a sale of our Common Stock by or through a foreign office of a broker. If, however, the broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that hold more than 50% of the income or capital interest in the partnership, the payments will be subject to information reporting, but not backup withholding, unless the non-United States Holder provides the broker with documentary evidence as to his non United States status or the non-United States Holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the United States federal income tax liability, provided the required information is furnished in a timely manner to the IRS.

                                 LEGAL OPINION

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Common Stock.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of Rubin, Brown, Gornstein & Co. LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                                                       Exhibit A

                              NOTICE OF RETRACTION

TO:  Applied Cellular Technology, Inc. ("Applied")

This notice is given pursuant to Article 5 of the provisions attaching to the share(s) (the "Share Provisions") represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 5 of the Share Provisions:

       [ ]     all shares(s) represented by this certificate,

       [ ]     or ________________ share(s) only.

The undersigned acknowledges the Retraction Call Right of Applied to purchase all but not less than all the Retracted Shares from the undersigned and that this notice shall be deemed to be an irrevocable offer (subject as hereinafter provided) by the undersigned to sell the Retracted Shares to Applied in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Purchase Price and on the other terms and conditions set out in the Call Agreement. If Applied determines not to exercise the Retraction Call Right, the Corporation will notify the undersigned of such fact as soon as possible. The offer contained in this notice may be revoked by the undersigned by a further notice in writing addressed to the Corporation and Applied specifically referencing this Notice of Retraction and delivered to the Corporation at any time prior to the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law or otherwise, the Corporation fails to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Applied to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation and Applied that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation or Applied, as the case may be, free and clear of all Liens.


------------------   ----------------------------   ----------------------------
(Date)               (Signature of Shareholder)     (Guarantee of Signature)


NOTE: This panel must be completed and this certificate, together with such additional documents as the Corporation may require, must be deposited with the Corporation at its principal transfer office in Windsor, Ontario. The securities resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.



---------------------------------------   --------------------------------------
Name of Person in Whose Name Securities   Date
or  Cheque(s)  Are  To  Be  Registered,
Issued or Delivered (please print)


---------------------------------------   --------------------------------------
Street Address or P.O. Box                Signature of Shareholder



---------------------------------------   --------------------------------------
City-Province                             Signature Guaranteed by

NOTE: If the notice of retraction is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such shares.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby**:

         SEC Registration Fee ......................................   $    815
         Accounting Fees and Expenses...............................     10,000*
         Legal Fees and Expenses....................................     20,000*
         Miscellaneous Expenses.....................................      1,185*
                                                                       --------
                     Total .........................................   $ 32,000*
_____________
*    Estimated

** The Selling Shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15.  Indemnification of Directors and Officers.

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

     The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16.  Exhibits.

     See Exhibit Index.

Item 17.  Undertakings.

     (a) The undersigned issuer hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                         (i) To  include  any  prospectus  required  by  Section
                    10(a)(3) of the Securities Act;

                         (ii) To reflect in the  prospectus  any facts or events
                    arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                         (iii) To include any material  information with respect
                    to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

          provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on November 15, 1999.

                                     APPLIED DIGITAL SOLUTIONS, INC.

                                     By: /s/ David A. Loppert
                                         ---------------------------------------
                                         David A. Loppert, Vice President,
                                           Treasurer and Chief Financial Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                     Title                            Date

  RICHARD J. SULLIVAN*      Chairman of the Board of
-------------------------     Directors, Chief Executive       November 15, 1999
 (Richard J. Sullivan)        Officer and Secretary
                              (Principal Executive Officer)

  GARRETT A. SULLIVAN*      President and Director (Principal  November 15, 1999
-------------------------     Operating Officer)
 (Garrett A. Sullivan)

  /s/ DAVID A. LOPPERT      Vice President, Treasurer and
-------------------------     Chief Financial Officer          November 15, 1999
   (David A. Loppert)         (Principal Accounting Officer)

  ANGELA M. SULLIVAN*       Director                           November 15, 1999
-------------------------
  (Angela M. Sullivan)

    DANIEL E. PENNI*        Director                           November 15, 1999
-------------------------
   (Daniel E. Penni.)

  ARTHUR F. NOTERMAN*       Director                           November 15, 1999
-------------------------
  (Arthur F. Noterman)

  CONSTANCE K. WEAVER*      Director                           November 15, 1999
-------------------------
 (Constance K. Weaver)

                            Director                           November __, 1999
-------------------------
 (Richard Friedland)


                              *By: /s/ David A. Loppert
                                  ----------------------
                                  David A. Loppert
                                  Attorney-in-Fact

                                              EXHIBIT INDEX
Exhibit
Number                              Description

     4.1       Second Restated Articles of Incorporation of the Registrant*

     4.2 Resolution of the Board of Directors of the Registrant setting forth the terms of the Special Voting Preferred Stock*

     4.3 Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-51067) filed with the Commission on April 27, 1998)

     5.1       Opinion of Bryan Cave LLP  regarding  the  validity of the Common
               Stock *

     8.1       Opinion of Cassels Brock & Blackwell regarding tax matters *

     8.2       Opinion of Bryan Cave LLP regarding tax matters *

     23.1      Consent of PricewaterhouseCoopers LLP

     23.2      Consent of Rubin, Brown, Gornstein & Co., LLP

     23.3      Consent of Bryan Cave LLP (included in Exhibit 5.1) *

     24.1      Power of Attorney *

     99.1      Form of Exchangeable Share Provisions*

     99.2 Form of Reorganization Agreement among Applied Cellular Technology, Inc., ACT-GFX Canada, Inc., Drummer Enterprises Ltd., Morstar Holdings Ltd., Scozul Enterprises Ltd., James D. Scott and Ground Effects Ltd.*

     99.3      Form  of  Voting  and  Exchange  Trust  Agreement  among  Applied
               Cellular Technology, Inc., ACT-GFX Canada, Inc., Drummer Enterprises Ltd., Morstar Holdings Ltd., Scozul Enterprises Ltd. and Montreal Trust Company of Canada*

     99.4 Form of Support Agreement between Applied Cellular Technology, Inc. and Act-GFX Canada, Inc.*

     99.5 Form of Call Agreement among Applied Cellular Technology, Inc., ACT-GFX Canada, Inc., Drummer Enterprises Ltd., Morstar Holdings Ltd., Scozul Enterprises Ltd. and James D. Scott*

     99.6 Form of Shareholders Agreement among Applied Cellular Technology, Inc., ACT-GFX Canada, Inc., Scozul Enterprises Ltd., James D. Scott and Ground Effects Ltd.*



     _____________

*    Previously filed